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NITED STATES
D EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bahnhofstrasse 3
(No. and Street)

MAR 5 2004

Zurich	Switzerland	8022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg, CEO — 01141 1 283 74 31
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name — *if individual, state last, first, middle name*)

Brunnhofweg 37	Berne	Switzerland	3001
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification

Seen for authentication of the foregoing signature, affixed in our presence by

Mr. Hanspeter SCHIEGG, Swiss citizen of Steckborn/TG, in Opfikon,
identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with t
right to sign jointly by two for the

Vontobel Securities Ltd, with registered headoffice in Zürich.

Zürich, 16th December 2003
BK no. 47664/vw
CHF 30.--


NOTARIAT ZÜRICH (ALTSTADT)
Kt. ZÜRICH

NOTARIAT ZÜRICH (ALTSTADT)

K. Zbären

K. Zbären, Notariats-Assistentin

Ernst & Young

Ernst & Young Ltd
Financial Services
Brunnhofweg 37
P.O. Box
CH-3001 Berne

Phone +41 58 286 61 11
Fax +41 58 286 68 47
www.ey.com/ch

REPORT OF INDEPENDENT AUDITORS

to the Board of Directors and Stockholder of

Vontobel Securities Ltd., Zurich

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd. (the "Company") as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vontobel Securities Ltd. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of our basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berne,
February 4, 2004

Ernst & Young Ltd

Michael Riesen
Swiss Certified Accountant

Cataldo Castagna
Swiss Certified Accountant

ERNST & YOUNG

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2003
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2003 CHF	2003 USD
ASSETS		
Cash and cash equivalents	430'136	347'782
Securities owned, at fair value	1'565'093	1'265'438
Accounts receivable	32'680	26'423
Total ASSETS	2'027'909	1'639'643
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Bank overdraft	9'959	8'052
Accrued expenses	164'649	133'125
Accrued taxes	660	534
Total LIABILITIES	175'268	141'711
Shareholder's equity		
Share capital - 2000 bearer shares of CHF 1'000 each		
issued	2'000'000	1'617'076
outstanding	-	-
authorised	-	-
Accumulated deficit	-147'359	-119'144
Total SHAREHOLDER'S EQUITY	1'852'641	1'497'932
Total LIABILITIES AND SHAREHOLDER'S EQUITY	2'027'909	1'639'643

The accompanying notes are an integral part of these financial statements.